 Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS TO BE HELD

ON TUESDAY, JULY 28, 2026

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Eli Glickman and Noam Nativ, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ZIM Integrated Shipping Services Ltd. (the "Company"), standing in the name of the undersigned at the close of business on Friday, June 26, 2026, at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices, 9, Andrei Sakharov Street, Haifa, Israel, on Tuesday, July 28, 2026 at 5:00 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows (the "Meeting").

A shareholder’s proxy card must be received by the Company no later than Tuesday, July 28, 2026, at 1:00 p.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

Important Note: By executing this proxy card, the undersigned shareholder will be deemed to confirm that such shareholder does not have a personal interest in the approval of each of Proposals No. 1 and 2. If you have a personal interest in each of Proposals No. 1 and 2 (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of each of Proposals No. 1 and 2), please notify the Company's EVP General Counsel and Corporate Secretary at nativ.noam@zim.com or by mail to the Company's offices, c/o Mr. Noam Nativ, at 9, Andrei Sakharov Street, Haifa, Israel. If your shares are held in "street name" by your broker, bank or other nominee and you have a personal interest in each of Proposals No. 1 and 2, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The shares represented by this proxy card will be voted in the manner directed.

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 27, 2026 (i.e., 6:59 a.m. Israel Time on July 28, 2026). Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE –1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 27, 2026 (i.e., 6:59 a.m. Israel Time on July 28, 2026). Have your proxy card in hand when you call and then follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the cost incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the internet. To sign up for electronic delivery, please go to www.proxvote.com and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The signed proxy card must be received by 11:59 p.m. Eastern Time on July 27, 2026 (i.e., 6:59 a.m. Israel Time on July 28, 2026).

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	Please mark your votes as in this example.

Proposal 1:

Approval of a new compensation policy for directors and officers of the Company for a period of three years from the date of the Meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 1)?

☐ YES          ☐ NO

Proposal 2:

Approval of the Company's entering into an employment agreement with its new President and Chief Executive Officer, Dr. Chen Lichtenstein, who will also serve as a director of the Company, effective as of July 1, 2026.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 2)?

☐ YES          ☐ NO

By executing this proxy card, the above-noted holder of ordinary shares of the Company will be deemed to confirm that such shareholder does not have a personal interest in the approval of each of Proposals No. 1 and 2. If you have a personal interest in each of Proposals No. 1 and 2 (in which case your vote will count only for or against the ordinary majority, and not for or against the special majority required for the approval of each of Proposals No. 1 and 2, as applicable) please notify the Company as described in the notice above.

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2026
(Signature of Shareholder)
(Signature of Shareholder)
Please sign exactly as your name(s) appears on your share certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.